Emmet, Marvin & Martin, llp
Counsellors at Law

120 Broadway	Richard P. Bourgerie
New York, New York 10271	Of Counsel
212-238-3000	Tel: 212-238-3027 • 212-653-1766
Fax: 212-238-3100 • 212-653-1760
www.emmetmarvin.com	rbourgerie@emmetmarvin.com
September 1, 2010
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sean Donahue

Re:	BP Prudhoe Bay Royalty Trust Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 1-10243
Gentlemen/Ladies:
     Reference is made to the Staff’s comment letter of August 20, 2010 to Mr. Geovanni Barris of The Bank of New York Mellon, the Trustee of the BP Prudhoe Bay Royalty Trust, with respect to the above-captioned filing.
     This is to confirm the telephone conversation between the undersigned and Mr. Sean Donohue on Tuesday, August 31, 2010, in the course of which Mr. Donohue stated that the Staff would grant the Trustee an additional ten business days from the date of the comment letter in which to respond.

Very truly yours,

EMMET, MARVIN & MARTIN, LLP

By:	/s/ Richard P. Bourgerie
New York, New York • Morristown, New Jersey • Stamford, Connecticut